EXHHIBIT 99.1

                               NOTEHOLDERS REPORT


                        CRUSADE GLOBAL TRUST NO.1 OF 1999
                        COUPON PERIOD ENDING 15 MAY 2003

------------------------------------------------------------------------------------------------------------------------------
NOTES
-----                           FV OUTSTANDING                                     COUPON         PRINCIPAL      CHARGE OFFS
                                     (USD)        BOND FACTOR   COUPON RATE    PAYMENTS (USD)   PAYMENTS (USD)      (USD)
                                --------------    -----------   -----------    --------------   --------------   -------------

Class A1 Notes                             0.00     0.000000%     0.00000%              0.00             0.00        0.00
Class A2 Notes                   175,727,268.84    30.883527%     1.67000%        795,776.85    23,743,325.37        0.00
Class A3 Notes                   125,000,000.00   100.000000%     1.76000%        525,555.56             0.00        0.00
------------------------------------------------------------------------------------------------------------------------------

                                                                    30Apr03
POOL SUMMARY                                                          AUD
------------                                                    ----------------
Outstanding Balance - Variable Rate Housing Loans                   390,976,523
Outstanding Balance - Fixed Rate Loans                               81,479,698
Number of Loans                                                           6,296
Weighted Average Current LVR                                              51.84%
Average Loan Size                                                        75,041
Weighted Average Seasoning                                            71 months
Weighted Average Term to Maturity                                    217 months


PRINCIPAL COLLECTIONS                                                 AUD
---------------------                                           ----------------
Scheduled Principal Payments                                       6,505,170.16
Unscheduled Principal Payments                                    35,471,059.07
Redraws                                                            5,335,295.01

Principal Collections                                             36,640,934.22

TOTAL AVAILABLE PRINCIPAL                                             AUD
-------------------------                                       ----------------
Principal Collections                                             36,640,934.22
Principal Charge Offs                                                      0.00
Principal Draw                                                             0.00

Total Available Principal                                         36,640,934.22

Principal Distributed                                             36,640,934.22
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                 AUD
---------------------                                           ----------------
Available Income                                                   8,701,276.34
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                              8,701,276.34


REDRAW & LIQUIDITY FACILITIES                                         AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00

Liquidity Draw                                                             0.00
Liquidity Shortfall                                                        0.00


CPR
---
                                               FEB-03       MAR-03      APR-03
                              1 mth CPR        20.80%       21.10%      23.39%

ARREARS
-------
                              % of pool
                             (by balance)
31 - 59 days                    0.79%
60 - 89 days                    0.13%
90+ days                        0.13%
Defaults                         Nil
Losses                           Nil


                                  Page 1 of 1